AR/S

MAR 2 0 2003

2002 Annual Report



TRI-COUNTY FINANCIAL CORPORATION

P.E. 12-31-02

PROCESSED
APR 28 2003
THOMSON FINANCIAL

Tri-County Financial Corp.

Dear Shareholder:

I am pleased to report to you the results of operations of Tri-County Financial and its banking subsidiary, Community Bank of Tri-County for the year ended December 31, 2002. Our net income decreased from 2001's level by $517,700 to$1,967,821 or 21% due to several events that will be discussed in the succeeding paragraphs. Total assets increased to $282,174,000 for a 7.7% growth rate. Earnings per share was correspondingly down by 21% reflecting the decline in net income.

Asset growth continued to be concentrated in our targeted loan product lines that helped maintain the net loan portfolio in a time when record payoffs were experienced by our industry. The portfolio grew by 2.1% to over $197,000,000. Loan quality continues to be monitored by the Board in its efforts to maintain high credit quality assets that can weather this post recessionary environment. Other factors contributing to asset growth was the enhanced presence in our market aided by our newest anchor branches in Charles and St. Mary's Counties.

Core deposit growth during 2002 exceeded 10.9% to $203,000,000 with an impressive growth of 86% in non-interest bearing deposits. Community Bank continues to successfully compete for market share in our high growth market. To further advance our market share, in February of 2003, a lease for a new facility, our ninth, was successfully negotiated for the Prince Frederick, Calvert County market. Completion of the new center should occur in the second quarter of the 2004. During the past year we closed a low volume satellite branch in order to focus on high traffic anchor facilities.

As I reported to you during the year, three events contributed to the decline of earnings, a core data processing conversion, and a write down of land contiguous to our branch due to the negative impact of wetlands and the write down of a residential subdivision due to local zoning changes. The residential subdivision was successfully marketed in the fourth quarter of 2002. A portion of the sales price was received in 2002 with the remainder to be realized as the county grants permits. The total sales price was $1.9 million versus the post valuation balance of $776,000.

As you are aware, the historically low interest rates have produced a difficult environment to realize net interest rate spread appreciation. The Bank has enjoyed record spreads and is monitoring its interest rate sensitivity to minimize spread compression if and when rates rise. The difficulty in this is that low rate liquid assets accumulate while loan balances are rapidly paid down or refinanced for a lower rate. This will most certainly put pressure on our spread in the coming quarters as the cost of funds appears to be at or near its low point.

Now that our core system is in place, we can begin to refine the products and services offered to our customers and compete for the growing market share here in southern Maryland. As we move forward, our shareholders continue to gain from an increasing franchise value and earnings, which allowed cash dividend increase of $.05 per share to $.55 per share, a 10% increase over the previous level.

Your management and Board of Directors appreciate the support of our shareholders and are committed to enhancing share value while serving the needs of our many communities.

Yours truly,

Michael L. Middleton
President and Chairman

Executive Offices • P.O. Box 38 • Waldorf, Maryland 20604-0038 • 301-843-0854 • (FAX) 301-843-3625

Selected Financial Data

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to stock splits and stock dividends accounted for as stock splits.

	Year Ended December 31, (Dollars in thousands except per share data)				
	2002	2001	2000	1999	1998
Operations Data:					
Net Interest Income	$ 10,794	$ 9,757	$ 8,862	$ 8,412	$ 8,125
Provision for Loan Losses	160	360	360	240	240
Noninterest Income	1,847	1,402	1,373	1,271	1,421
Noninterest Expense	9,446	6,995	6,332	6,276	5,467
Net Income	$ 1,968	$ 2,486	$ 2,336	$ 2,153	$ 2,382
Share Data:					
Basic Net Income Per Common Share	$ 2.58	$ 3.24	$ 2.98	$ 2.75	$ 3.00
Diluted Net Income Per Common Share	2.45	3.11	2.85	2.59	2.79
Cash Dividends Paid Per Common Share	$ 0.50	$ 0.40	$ 0.30	$ 0.20	$ 0.13
Weighted Average Common Shares Outstanding:					
Basic	761,417	766,927	784,605	782,950	793,458
Diluted	804,122	798,787	821,139	832,283	853,145
Financial Condition Data:					
Total Assets	$ 282,174	$ 261,957	$ 248,339	$ 222,897	$ 206,863
Loans Receivable, Net	197,449	193,450	172,090	146,710	132,646
Total Deposits	203,025	183,117	167,806	155,742	151,815
Long and Short Term Debt	48,922	50,463	54,951	44,798	33,434
Total Stockholders' Equity	$ 26,873	$ 25,586	$ 23,430	$ 21,115	$ 20,975
Performance Ratios:					
Return on Average Assets	0.72%	0.97%	1.00%	1.00%	1.20%
Return on Average Equity	7.50%	10.09%	10.65%	10.23%	11.87%
Net Interest Margin	4.18%	4.02%	3.98%	4.11%	4.21%
Efficiency Ratio	74.73%	62.68%	61.86%	64.81%	57.27%
Dividend Payout Ratio	20.04%	12.44%	10.13%	7.29%	4.10%
Capital Ratios:					
Average Equity to Average Assets	9.53%	9.64%	9.37%	9.79%	10.10%
Leverage Ratio	9.53%	9.64%	9.61%	9.86%	10.28%
Total Risk-Based Capital Ratio	13.77%	14.08%	13.53%	17.23%	18.27%
Asset Quality Ratios:					
Allowance for Loan Losses to Total Loans	1.15%	1.16%	1.10%	1.11%	1.14%
Nonperforming Loans to Total Loans	0.30%	0.12%	0.06%	0.26%	0.34%
Allowance for Loan Losses to Nonperforming Loans	387.60%	996.07%	1770.55%	424.94%	331.18%
Net Charge-offs to Average Loans	0.06%	0.01%	0.05%	0.09%	0.01%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Since its conversion to a commercial bank charter in 1997, the Bank has sought to increase total assets as well as the percentage of assets represented by certain targeted loan types. The Bank feels that its ability to offer fast, flexible and local decision-making in the commercial, commercial real estate, and consumer loan areas will continue to attract significant new loans and spur asset growth. Since December 31, 1997, total loan assets have increased by $76 million or 62%, with increases concentrated in commercial real estate, commercial, and consumer lending. The Bank's local focus and targeted marketing is also directed towards increasing its balances of consumer and business deposit accounts such as interest-bearing and noninterest bearing checking accounts, money market accounts, and other transaction-oriented accounts. The Bank believes that increases in these account types will lessen the Bank's dependence on time deposits such as certificates of deposit to fund loan growth. Although management believes that the strategy outlined above will increase financial performance over time, we recognize that products such as commercial lending and transaction accounts will increase the Bank's noninterest expense also. We also recognize that certain lending and deposit products also increase the possibility of losses from credit and other risks.

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the general practices of the United States banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When these sources are not available, management makes estimates based upon what it considers to be the best available information.

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two principles of accounting: (a) Statement on Financial Accounting Standards ("SFAS") 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable

of occurring and are estimable and (b) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that the Company will not collect all principal and interest payments according to the contractual terms of the loan. The loss, if any, is determined by the difference between the loan balance and the value of collateral, the present value of expected future cash flows, or values observable in the secondary markets.

Our loan loss allowance balance is an estimate based upon management's evaluation of its loan portfolio. Generally the allowance is comprised of a specific and a nonspecific component. The specific component consists of management's evaluation of certain loans and their underlying collateral. Loans are examined to determine the specific allowance based upon their payment history, economic conditions specific to the loan or borrower, or other factors that would impact the borrower's ability to repay the loan on its contractual basis. Management assesses the ability of the borrower to repay the loan based upon any information available. Depending on the assessment of the borrower's ability to pay the loan as well as the type, condition, and amount of collateral, management will establish an allowance amount specific to this loan.

In establishing a nonspecific loan loss amount , management analyzes the current composition of the loan portfolio including changes in the amount and type of loans. Management also examines the Bank's history of write-offs and recoveries within each loan category. The state of the local and national economy is also considered. Based upon these factors the Bank's loan portfolio is categorized and a possible loss factor is applied to each category. These loss factors may be higher or lower than the Bank's actual recent average losses in any particular loan category, particularly in loan categories where the Bank is rapidly increasing the size of its portfolio. Based upon these factors the Bank will adjust the loan loss allowance by increasing or decreasing the provision for loan losses.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral, a borrower's prospects of repayment, and in establishing allowance factors on the nonspecific component of the allowance. Changes in allowance factors will have a direct impact on the amount of the provision, and a corresponding effect on net income. Errors in management's perception and assessment of the global factors and their impact on the portfolio could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs. For additional information regarding the allowance for credit losses, refer to Notes 1 and 3 to the Consolidated Financial Statements and the discussion under the caption "Provision for Loan Losses" below.

In addition to the loan loss allowance, the Company also maintains a valuation allowance on its foreclosed real estate assets. As with the allowance for loan losses the valuation allowance on foreclosed real estate is based on SFAS No. 5, "Accounting for Contingencies," as well as SFAS Nos. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." These statements require that the Company establish a valuation allowance when it has determined that the carrying amount of a foreclosed asset exceeds its fair value. Fair value of a foreclosed asset is measured by the cash flows expected to be realized from its subsequent disposition. These cash flows should be reduced for the costs of selling or otherwise disposing of the asset.

In estimating the cash flow from the sale of foreclosed real estate, management must make significant assumptions regarding the timing and amount of cash flows. In cases where the real estate acquired is undeveloped land, management must gather the best available evidence regarding the market value of the property, including appraisals, cost estimates of development, and broker opinions. Due to the highly subjective nature of this evidence, as well as the limited market, long time periods involved, and substantial risks, cash flow estimates are highly subjective and subject to change. Errors regarding any aspect of the costs or proceeds of developing, selling, or otherwise disposing of foreclosed real estate could result in the allowance being inadequate to reduce carrying costs to fair value and may require an additional provision for valuation allowances.

Comparison of Results of Operations For the Years Ended December 31, 2002, 2001 and 2000

General. For the year ended December 31, 2002, the Company reported consolidated net income of $1,967,821 ($2.58 basic and $2.45 diluted earnings per share) compared to consolidated net income of $2,485,535 ($3.24 basic and $3.11 diluted earnings per share) for the year ended December 31, 2001, and consolidated net income of $2,336,196 ($2.98 basic and $2.85 diluted earnings per share) for the year ended December 31, 2000. The decrease in net income for 2002 compared to 2001 was attributable to several factors including the establishment of a valuation allowance on foreclosed real estate in 2002; a core data systems conversion in 2002; and the increase in other noninterest expenses in 2002. These negative factors were partially offset by an increase in net interest income, a decrease in provision for loan losses, and an increase in noninterest income. For the year ended December 31, 2002, net interest income was $10,793,626 compared to $9,756,865 for the year ended December 31, 2001, an increase of $1,036,761 or 10.63%. The Company also increased total noninterest income to $1,847,061 in 2002 from $1,401,520 in 2001, an increase of $445,541or 31.79%. Noninterest expenses increased to $9,445,866 for the year ended December 31, 2002, compared to $6,994,500 an increase of $2,451,366 or 35.05%. Income before income taxes decreased to $3,034,821 for the year ended December 31, 2002, compared to $3,803,885 for the year ended December 31, 2001, a decrease of $769,064 or 20.22%. Income tax expense for 2002 decreased to $1,067,000 from $1,318,350 for the year ended December 31, 2001.

For the year ended December 31, 2001, net interest income was $9,756,865 compared to $8,862,072 for the year ended December 31, 2000, an increase of $894,793 or 10.1%. The Company also increased total noninterest income to $1,401,520 in 2001 from $1,372,988 in 2000, an increase of $28,532 or 2.1%. Noninterest expenses increased to $6,994,500 for the year ended December 31, 2001, compared to $6,331,864 an increase of $662,636 or 10.5%. Income before income taxes increased to $3,803,885 for the year ended December 31, 2001, compared to $3,543,196 for the year ended December 31, 2000, an increase of $260,689 or 7.4%. Income tax expense for 2001 increased to $1,318,350 from $1,207,000 for the year ended December 31, 2000.

Net Interest Income. The primary component of the Company's net income is its net interest income which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund them. Net interest income is determined by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Consolidated net interest income for the year ended December 31, 2002 was $10,793,626 compared to $9,756,865 for the year ended December 31, 2001 and $8,862,072 for the year ended December 31, 2000. The $1,036,761 increase in the most recent year was due to decreases in both interest income and interest expense with the decrease in interest expense of $2,789,183 only partially offset by the decrease in interest income of $1,752,422. For the year ended December 31, 2001, the $894,793 increase was due to an increase of $225,114 in interest income combined with a decrease of $669,679 in interest expense for the same period. Changes in the components of net interest income due to changes in average balances of assets and liabilities and to changes caused by changes in interest rates are presented in the rate volume analysis below.

During 2002, the Company's interest rate spread increased slightly because the Bank was able to decrease the relative share of its assets invested in investments and move these assets into higher yielding loans. The Bank was also able to continue its shift from lower yielding loan types to higher yielding loan types. The Bank was able to reduce its borrowing and deposit costs to a greater extent than decreases in loan rates, and the Bank was able to increase the share of its funding provided by deposits as opposed to borrowings.

The following table presents information on the average balances of the Company's interest-earning assets and interest-bearing liabilities and interest earned or paid thereon for the past three fiscal years. Average balances are computed on the basis of month-end balances.

	For the Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:									
Loan portfolio	$ 195,280	$ 14,221	7.28%	$ 184,370	$ 15,223	8.26%	$ 159,989	$ 13,950	8.72%
Cash and investment securities	60,637	2,541	4.19%	58,276	3,291	5.65%	62,673	4,340	6.92%
Total interest-earning assets	255,917	16,762	6.55%	242,646	18,514	7.63%	222,662	18,290	8.21%
Interest-bearing liabilities:									
Savings deposits and escrow	$ 189,518	$ 3,453	1.82%	$ 175,919	$ 5,935	3.37%	$ 160,324	$ 6,315	3.94%
FHLB advances and other borrowings	48,487	2,515	5.19%	52,387	2,822	5.39%	49,664	3,113	6.26%
	238,005	5,968	2.51%	$ 228,306	8,757	3.84%	$ 209,988	9,428	4.49%
Net interest income		$ 10,794			$ 9,757			$ 8,862	
Interest rate spread			4.04%			3.79%			3.72%
Net yield on interest-earning assets			4.18%			4.02%			3.98%
Ratio of average interest-earning assets to average interest bearing liabilities			107.53%			106.28%			106.04%

[1] Average balance includes non-accrual loans.

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the change in volume) have been allocated to changes due to volume.

	Volume	Due to Rate	Total	Volume	Due to Rate	Total
			(In thousands)			
Interest income:						
Loan portfolio	$ 801	$ (1,803)	$ (1,002)	$ 2,126	$ (853)	$ 1,273
Interest-earning cash and investment portfolio	99	(849)	(750)	(304)	(745)	(1,049)
Total interest-earning assets	$ 900	$ (2,652)	$ (1,752)	$ 1,822	$ (1,598)	$ 224
Interest expense:						
Savings deposits and escrows	$ 241	$ (2,723)	$ (2,482)	$ 614	$ (994)	$ (380)
FHLB advances and other borrowings	(201)	(106)	(307)	170	(461)	(291)
	$ 40	$ (2,829)	$ (2,789)	$ 784	$ (1,455)	$ (671)

Provision for Loan Losses. Provision for loan losses for the year ended December 31, 2002 was $160,000 compared to $360,000 for December 31, 2001 and 2000. The lower provision for loan losses in 2002 is due to the relatively small increase in the size of the loan portfolio and the continued low level of loan charge-offs. The loan loss allowance and the provision for loan losses is determined based upon an analysis of individual loans and the application of certain loss factors to different loan categories. Individual loans are analyzed for impairment as the facts and circumstances warrant. In addition, a nonspecific component of the loan loss allowance is added based on a review of the portfolio's size and composition. At December 31, 2002 the allowance for loan loss equaled 388% of non-accrual and past due loans compared to 996% and 1,771% at December 31, 2001 and 2000, respectively. During the year ended December 31, 2002, the Company recorded net charge-offs of $127 thousand (.06% of average loans) compared to $8 thousand (0.01% of average loans) compared to $83 thousand (0.05% of average loans) in net charge-offs during the years ended December 31, 2001 and 2000.

Noninterest Income. Noninterest income increased to $1,847,061 for the year ended December 31, 2002 compared to $1,401,520, for the prior year, an increase of 31.79%. Noninterest income for the year ended December 31, 2001 represented an increase of 2.1% from the December 31, 2000 total of $1,372,988. Changes in noninterest income over the past three years have been the result of wide fluctuations in certain noninterest income categories, (gain on sale of loans, gain on sale of investments, loan fees) and an increase in service charges from 1999 to 2000. Gain on sale of investments was $184,704 in 2000. In 2001and 2002, the Company had no investment sales or income from sales. Gain on sale of loans held-for-sale has been highly variable reflecting the overall interest rate environment. As rates decrease, the Bank's volume of fixed rate mortgage lending increases, which in turn provides a higher volume of loan sales and gains. In 2001, interest rates decreased from 2000 levels and income from gain on sale of mortgage loans

increased to $187,304. In 2002, interest rates decreased further and income from gain on sale of mortgage loans again increased to $499,304. In percentage terms gain on sale of loans held for sale increased by 119% from 2000 to 2001, and 167% from 2001 to 2002. Loan appraisal, credit and miscellaneous charges are also highly variable; from 2000 to 2001, these charges increased to $226,641 an increase of 196.9%. In 2002, these charges decreased to $179,006 a decrease of 21% despite a high volume of loan transactions. This decrease was caused by the market trends towards low and no cost loan products. Service charges and fees are primarily generated by the Bank's ability to attract and retain transaction-based deposit accounts. Service charges and fees increased to $1,041,662 for the year ended December 31, 2002 as compared to $953,496 and $996,884 in the two prior years. The increase for the year ended December 31, 2002 from the prior year was $88,166, or 9.3% while the decrease for the year ended December 31, 2001 from the prior year was $43,388, or 4.4%. The Company hopes to increase its service charge and fee revenues in the future by increasing the level of transaction-based accounts. Finally, other noninterest income increased from 2000 to 2001 and increased from 2001 to 2002. For the year ended December 31, 2002, other noninterest income was $127,089, an increase from the prior year total of $34,079.

Noninterest Expenses. Noninterest expenses for the year ended December 31, 2002 totaled $9,445,866, an increase of $2,451,366 or 35.1% from the prior year. Salary and employee benefits increased by 10.5% to $4,222,006 for the year ended December 31, 2002 compared to $3,821,330 for the prior year. The increase reflects growth in the Company's workforce to fully staff branches as well as an increasing need for highly skilled employees due to the higher complexity level of the Bank's business. Occupancy expense increased to $831,148 compared to $689,575 and $615,809 in the two prior years. This increase was due to certain needed repairs and maintenance at several of the Company's locations, upgrades to the facilities for the new core data system, and Charlotte Hall location being open for a full year. Advertising increased from 2001 levels to $338,216 for the year ended December 31, 2002 compared to $301,975 and $246,619 in the two prior years. Most advertising costs were incurred attempting to build our transaction deposit base. Data processing expense increased to $568,095 from the prior year total of $291,399, an increase of 95%. The Bank incurred significant costs related to its conversion in this category in 2002. These costs included training, consulting, and transition fees related to the conversion process. The increase in data processing expense is also reflective of the Company's additional transaction based deposit accounts and an increase in overall deposit volume. Loss on disposal of obsolete equipment totaled $65,104 in 2002. These expenses related to the write-off of certain equipment that could not support the new core system. Depreciation of furniture, fixtures, and equipment increased from $241,714 in 2000, to $263,535 in 2001, to $339,184 in 2002. The increase from 2000 to 2001 reflects the Bank's opening of certain locations and the subsequent increase in the amount of premises purchased. In 2002, certain asset lives were adjusted to better reflect useful lives of equipment, which increased current expense. Telephone communications expenses increased to $345,559 in 2002 from $127,958 in 2001, and $109,537 in 2000. The increased expense in 2002 was primarily attributable to the conversion and change in data systems which required an increase in the amount and complexity of phone communication lines. The Bank also uses certain phone lines to transmit data to its service bureau, which has also increased costs. In 2002, the Bank recorded a valuation allowance of $972,889 on its foreclosed real estate. The valuation allowance was needed to reduce the value of various pieces of foreclosed real estate to the estimated sales value. ATM expenses increased to $312,200 from $254,175, an increase of $58,025 or 22%. This increase was due to an increase in ATM's, as well as higher transaction volume at ATM's caused by an increase in the Bank's transaction account business. Office supplies increased to $290,636 from $253,545 in 2001, an increase of $37,091 or 15%. This increase was caused by a the increase in the Banks deposit and loan activity particularly in transaction accounts. Office equipment expenses also increased to $217,171 from $211,316, an increase of $35,855 or 17%. The increase was due to the expansion of the Branch network as well as the increased volume of business. Finally other expenses were $913,658 in 2002, increasing from $779,692 in 2001, and $536,474 in 2000. The increase in other expenses is reflective of the increases in the Bank's size and volume of transactions over this period.

Income Tax Expense. During the year ended December 31, 2002, the Company recorded income tax expense of $1,067,000 compared to expenses of $1,318,350 and $1,207,000 in the two prior years. The Company's effective tax rates for the years ended December 31, 2002, 2001, and 2000 were 35.2%, 34.7% and 34.1%, respectively. The slight increase in the tax rate during 2002 was primarily attributable to an increase in certain non-deductible costs. The increase in the tax rate during 2001 was primarily attributable

to an increase in the state income tax burden. In 2000 taxes were substantially reduced because income earned on investment securities held by the Bank's passive investment corporation subsidiary, Tri-County Investment Corporation ("TCIC"), was not subject to state income tax. In 2001 and 2002, reductions in the assets invested in TCIC as well as the interest rate earned on these investments reduced the amount of income sheltered from state income tax, increasing the effective tax rate.

Comparison of Financial Condition at December 31, 2002 and 2001

The Company's total assets increased $20,216,405, or 7.7%, to $282,173,695 as of December 31, 2002 from $261,957,290 at December 31, 2001. The increase in assets was primarily in cash and interest bearing deposits with banks which increased by $11,408,651 or 80.8% to $25,536,783. The increase was due to the large amounts of securities and loan balances which prepaid in 2002. The lack of attractive long term investments caused the Bank to invest the proceeds of these prepayments in short term assets. In addition, the Bank chose to sell, rather than add to its portfolio substantially all fixed rate residential first mortgages settled in 2002, which increased cash balances while reducing loans. Other investments including securities available for sale and held to maturity as well as stock in the Federal Home Loan and Federal Reserve Banks increased by $6,162,559 in 2002 to $47,404,670 from $41,242,111 in 2001. As noted above prepayments on securities increased due to the low interest rate environment. Although the Bank purchased securities throughout the year, total balances increased only marginally as $33,115,668 in securities purchases were substantially offset by prepayments.

Loans held for sale decreased from $2,354,315 in the prior year to $1,262,667. The balance of this account is subject to a high amount of variability. Net loans receivable increased by $3,999,271 or 2.1% to $197,449,282 in 2002 compared with $193,450,011 in 2001. Large increases in commercial real estate and commercial lines of credit offset a decrease in residential first mortgage balances. Commercial real estate and commercial lines of credit grew because the Bank focused on these lines as target markets and the Bank keeps substantially all of these loans in its portfolio. Commercial lines of credit grew to $29,947,326 in 2002 an increase of $11,408,117 or 61.5% from $18,539,209 in 2001. Commercial real estate loan balances grew to $74,291,593 in 2002 an increase of $8,674,676 or 13.2% from $65,616,917 in 2001. These large increases were offset by a large decrease in the balance of residential first mortgages to $48,975,989 in 2002 from $61,429,647 in 2001 a decrease of $12,453,658 or 20.3%. As noted above, residential first mortgages declined due to increasing rates of prepayment and the Bank's sale of most of the residential first mortgages that it settled in 2002.

Premises and equipment increased $303,547 primarily due to upgrades of computer equipment and offices, the opening of an additional branch, and the conversion to a new data core system. Substantial amounts of equipment to support the core data conversion were acquired during the year. Foreclosed real estate decreased primarily as the result of the establishment of a valuation allowance on certain foreclosed properties. Other assets increased $525,528 primarily due to an increase in certain prepaid tax accounts.

Deposits increased to $203,025,112 at December 31, 2002 compared to $183,116,534 for the prior year. The total increase of 10.9% was concentrated in certain transaction-based account types. Noninterest-bearing demand deposits increased to $33,045,310 at December 31, 2002 from the prior year's total of $17,738,065, an increase of $15,307,245, or 86.3%. Interest-bearing demand deposits increased to $22,440,453 at year end compared with $20,842,088, an increase of $1,598,365, or 7.7%. Savings deposits increased by $10,307,533 or 50.6% to $30,675,167 from $20,367,634. Certificates of deposit grew to $77,082,464 from $70,360,762 an increase of $6,721,702, or 9.6%. These increases were offset by a decrease in money market deposits to $39,781,718 at December 31, 2002 from $53,807,885 at December 31, 2001, a decrease of $14,026,167, or 26.1%. The Company had relatively small changes in short and long term debt and other liabilities in 2002.

The Company experienced a $1,286,307, or 5.0%, increase in stockholders' equity for the year ended December 31, 2002. The increase in stockholders' equity was attributable to the retention of earnings from the period less cash dividends , option exercises and ESOP activity. These increases in equity were partially offset by repurchases of common stock totaling $443,568 and a decrease in other comprehensive income.

Asset/Liability Management

Net interest income, the primary component of the Company's net income, arises from the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative amounts of such assets and liabilities. The Company manages its assets and liabilities by coordinating the levels of and gap between interest-rate sensitive assets and liabilities to control changes in net interest income and in the economic value of its equity despite changes in market interest rates.

Among other tools used to monitor interest rate risk is a "gap" report which measures the dollar difference between the amount of interest-earning assets and interest-bearing liabilities subject to repricing within a given time period. Generally, during a period of rising interest rates, a negative gap position would adversely affect net interest income, while a positive gap would result in an increase in net interest income. While, conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income. The following sets forth the Bank's gap position at December 31, 2002:

	0-3 Months	Over 3 to 12 Months	Over 1 through 5 Years	Over 5 Years
		(amounts in thousands)		
Assets:				
Cash and due from banks	$ 10,357	$ -	$ -	$ -
Interest-bearing deposits	15,180	-	-	-
Securities	9,493	14,072	17,901	3,202
Loans held for sale	1,263	-	-	-
Loans	29,630	30,845	43,328	97,628
Total Assets	$ 65,923	$ 44,917	$ 61,229	$ 100,830
Liabilities				
Noninterest bearing deposits	$ 33,045	$ -	$ -	$ -
Interest bearing demand deposits	22,440	-	-	-
Money market deposits	39,782	-	-	-
Savings	30,675	-	-	-
Certificates of deposit	14,899	34,131	28,052	-
Short-term debt	752	-	-	-
Long-term debt	88	15,162	7,000	25,920
Total Liabilities	$ 141,681	$ 49,293	$ 35,052	$ 25,920
Gap	$ (75,758)	$ (4,376)	$ 26,177	$ 74,910
Cumulative Gap	$ (75,758)	$ (80,134)	$ (53,957)	$ 20,953
Cumulative Gap as a percentage of total assets	-26.85%	-28.40%	-19.12%	7.42%

The foregoing analysis assumes that the Bank's assets and liabilities move with rates at their earliest repricing opportunities based on final maturity. Mortgage-backed securities are assumed to mature during

the period in which they are estimated to prepay and it is assumed that loans and other securities are not called nor do they prepay prior to maturity. Certificates of deposit and IRA accounts are presumed to reprice at maturity. NOW and savings accounts are assumed to reprice within three months although it is the Company's experience that such accounts may be less sensitive to changes in market rates.

As noted above the Bank, has a substantial excess of liabilities over assets repricing or maturing within one year. This would indicate that the Bank's net interest income would decline if interest rates were to increase. A decrease in net interest income as a result of a general increase in rates is likely, but the Bank has the ability to moderate the effect of a general increase in interest rates by controlling increases in rates on transaction accounts, using available cash to reduce the amounts in particularly rate sensitive liability accounts, and increasing total assets through increased leverage. In addition, the analysis above substantially understates the amount of loan prepayments the Bank has historically experienced even in periods of rising interest rates.

Liquidity and Capital Resources

The Company currently has no business other than that of the Bank and does not currently have any material funding commitments. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, interest received on investment securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits. The amount of FHLB advances available to the Bank is limited to the lower of 35% of Bank assets or the amount supportable by eligible collateral including FHLB stock, current residential first mortgage loans, and certain securities.

The Bank's most liquid assets are cash, cash equivalents, and interest-bearing deposits which are comprised of cash on hand, amounts due from financial institutions, and interest-bearing deposits. The levels of such assets are dependent on the Bank's operating financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash, cash equivalents, and interest-bearing deposits as of December 31, 2002, totaled $25,536,783, an increase of $11,408,651 (80.8%) from the December 31, 2001 total of $14,128,132. This increase was primarily in interest-bearing deposits at other financial institutions which totaled $15,179,851at December 31, 2002 compared to $7,678,158 at the end of 2001. Cash and cash equivalents increased to $10,356,932 from $6,449,974 at December 31, 2001, primarily due to an increase in balances invested in short term mutual funds.

The Company's principal sources of cash flows are its financing activities including deposits and borrowings. During the year 2002, all financing activities provided $17,747,865 million in cash compared to $9,823,609 during 2001 and $21,591,397 during 2000. The increase in cash flows from financing activities during the most recent period was principally due to an increase in deposit growth in 2002. During 2002, net deposit growth was $19,908,378 compared to $15,310,535 in 2001. In 2002, short and long term borrowing used $1,541,019 in cash compared to $4,487,586 in cash used in 2001. The Company also receives cash from its operating activities which provided $4,523,228 million in cash during 2002, compared to cash flows of $5,012,228 and $4,068,169 during 2001 and 2000, respectively. The decrease in operating cash flows during 2002 was primarily due to a decrease in the net activity in selling loans held for sale. In 2001, the purchase and sale of loans held for sale provided $2,186,619 compared to $1,590,952 in 2002.

The Company's principal use of cash has been in investing activities including its investments in loans for portfolio, investment securities and other assets. During the year ended December 31, 2002, the Company invested a total of $18,364,135 in its investing activities compared to $9,750,117 in 2001 and $28,556,739 in 2000. The principal reason for the increase in cash used in investing activities was an increase in the purchase of investments over the proceeds of sales, redemptions, and principal reductions.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2002 the Company was in compliance with these requirements with a leverage ratio of 9.53%, a Tier 1 risk-based capital ratio of 12.60% and total risk-based capital ratio of 13.75%. At December 31, 2002, the Bank met the criteria for designation as a well-capitalized depository institution under FRB regulations.

Tri-County Financial Corporation

Board of Directors





Michael L. Middleton
President and
Chairman of the Board



C. Marie Brown
Executive Vice President
Chief Operating Officer



H. Beaman Smith
Secretary/Treasurer
President
Accoware Systems
(Not pictured above)



W. Edelen Gough, Jr.
Senior Vice President
Retired



Herbert N. Redmond, Jr.
Senior Vice President
D.H. Steffens Company



Louis P. Jenkins, Jr.
Partner
Louis P. Jenkins, P.A.



A. Joseph Slater, Jr.
President and General Manager
Southern Maryland Electric Cooperative

Community Bank of Tri-County

Corporate Management Team





Michael L. Middleton
President and
Chairman of the Board



C. Marie Brown
Executive Vice President
Chief Operating Officer



Gregory C. Cockerham
Executive Vice President
Chief Lending Officer



William J. Pasenelli
Executive Vice President
Chief Financial Officer



David D. Vaira
Senior Vice President
Controller



John H. Buckmaster
Vice President
Commercial Loan Officer



Paige Watkins
Vice President
Residential Lending



David Sjogren
Compliance Officer
(Not pictured above)

Community Bank of Tri-County

Senior Management Team





Michael L. Middleton
President and
Chairman of the Board



C. Marie Brown
Executive Vice President
Chief Operating Officer



Gregory C. Cockerham
Executive Vice President
Chief Lending Officer



William J. Pasenelli
Executive Vice President
Chief Financial Officer



Christy Lombardi
Shareholder Relations

TRI-COUNTY FINANCIAL CORPORATION

REPORT ON AUDITS OF
CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2002, 2001, AND 2000

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT	
CONSOLIDATED FINANCIAL STATEMENTS	Page
Balance Sheets	4
Statements of Income	5
Statements of Changes in Stockholders' Equity	6
Statements of Cash Flows	7 - 8
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	9 - 32



Audit Committee of the
Board of Directors and Stockholders
Tri-County Financial Corporation

We have audited the accompanying consolidated balance sheets of Tri-County Financial Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri-County Financial Corporation as of December 31, 2002 and 2001, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Stegman & Company

Baltimore, Maryland
February 28, 2003

Suite 200, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815
• www.stegman.com •

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and due from banks	$ 10,356,932	$ 6,449,974
Interest-bearing deposits with banks	15,179,851	7,678,158
Investment securities available for sale - at fair value	41,826,113	35,917,207
Investment securities held to maturity - at amortized cost	2,841,807	2,289,354
Stock in Federal Home Loan Bank and Federal Reserve Bank - at cost	2,736,750	3,035,550
Loans held for sale	1,262,667	2,354,315
Loans receivable - net of allowance for loan losses of $2,314,074 and $2,281,581, respectively	197,449,282	193,450,011
Premises and equipment, net	5,736,395	5,432,848
Foreclosed real estate	716,014	1,800,569
Accrued interest receivable	1,042,453	1,049,401
Other assets	3,025,431	2,499,903
TOTAL ASSETS	$ 282,173,695	$ 261,957,290

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES:		
Noninterest-bearing deposits	$ 33,045,310	$ 17,738,165
Interest-bearing deposits	169,979,802	165,378,369
Total deposits	203,025,112	183,116,534
Short-term borrowings	752,298	1,813,317
Long-term debt	48,170,000	48,650,000
Accrued expenses and other liabilities	3,353,520	2,790,981
Total liabilities	255,300,930	236,370,832
STOCKHOLDERS' EQUITY:		
Common stock - par value $.01; authorized - 15,000,000 shares; issued 759,778 and 756,805 shares, respectively	7,598	7,568
Additional paid in capital	7,716,906	7,545,590
Retained earnings	18,817,615	17,678,367
Accumulated other comprehensive income	493,691	555,513
Unearned ESOP shares	(163,045)	(200,580)
Total stockholders' equity	26,872,765	25,586,458
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 282,173,695	$ 261,957,290

See notes to consolidated financial statements

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
INTEREST INCOME:			
Interest and fees on loans	$ 14,221,247	$ 15,223,463	$ 13,950,200
Taxable interest and dividends on investment securites	2,436,361	3,215,164	4,237,326
Interest on deposits with banks	104,646	76,049	102,036
Total interest income	16,762,254	18,514,676	18,289,562
INTEREST EXPENSE:			
Interest on deposits	3,453,443	5,935,478	6,314,871
Interest on short term borrowings	7,634	259,558	1,418,146
Interest on long term debt	2,507,551	2,562,775	1,694,473
Total interest expenses	5,968,628	8,757,811	9,427,490
NET INTEREST INCOME	10,793,626	9,756,865	8,862,072
PROVISION FOR LOAN LOSSES	160,000	360,000	360,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,633,626	9,396,865	8,502,072
NONINTEREST INCOME:			
Loan appraisal, credit, and miscellaneous charges	179,006	226,641	76,326
Net gain on sale of loans held for sale	499,304	187,304	85,716
Net gain on sales of investment securities	-	-	184,704
Service charges	1,041,662	953,496	996,884
Other	127,089	34,079	29,358
Total noninterest income	1,847,061	1,401,520	1,372,988
NONINTEREST EXPENSE:			
Salary and employee benefits	4,222,006	3,821,330	3,643,865
Occupancy expense	831,148	689,575	615,809
Advertising	338,216	301,975	246,619
Data processing expense	568,095	291,399	255,792
Loss on disposal of obsolete equipment	65,104	-	-
Depreciation of furniture, fixtures, and equipment	339,184	263,535	241,714
Telephone communications	345,559	127,958	109,537
Valuation allowance on foreclosed real estate	972,889	-	-
ATM expenses	312,200	254,175	340,532
Office supplies	290,636	253,545	156,260
Office equipment expenses	247,171	211,316	185,262
Other	913,658	779,692	536,474
Total noninterest expenses	9,445,866	6,994,500	6,331,864
INCOME BEFORE INCOME TAXES	3,034,821	3,803,885	3,543,196
Income tax expense	1,067,000	1,318,350	1,207,000
NET INCOME	$ 1,967,821	$ 2,485,535	$ 2,336,196
INCOME PER COMMON SHARE			
Basic	$2.58	$3.24	$2.98
Diluted	2.45	3.11	2.85

See notes to consolidated financial statements

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
BALANCES, JANUARY 1, 2000	$ 7,882	$ 7,447,240	$ 14,555,324	$ (718,498)	$ (176,565)	$ 21,115,383
Comprehensive income:						
Net Income	-	-	2,336,196	-	-	2,336,196
Unrealized gains on investment securities net of tax of $310,083				603,569		603,569
Total comprehensive income						2,939,765
Cash dividend $0.30 per share	-	-	(236,595)	-	-	(236,595)
Excess of fair market value over cost of leveraged ESOP shares released	-	12,964	-	-	-	12,964
Exercise of stock options	50	40,661	-	-	-	40,711
Repurchase of common stock	(173)	-	(479,217)	-	-	(479,390)
Net change in unearned ESOP shares	18	-	-	-	36,966	36,984
BALANCES, DECEMBER 31, 2000	7,777	7,500,865	16,175,708	(114,929)	(139,599)	23,429,822
Comprehensive income:						
Net Income	-	-	2,485,535	-	-	2,485,535
Unrealized gains on investment securities net of tax of $343,599	-	-	-	670,442	-	670,442
Total comprehensive income						3,155,977
Cash dividend $0.40 per share	-	-	(309,204)	-	-	(309,204)
Excess of fair market value over cost of leveraged ESOP shares released	-	12,964	-	-	-	12,964
Exercise of stock options	56	31,761	-	-	-	31,817
Repurchase of common stock	(248)	-	(673,672)	-	-	(673,920)
Net change in unearned ESOP shares	(17)	-	-	-	(60,981)	(60,998)
BALANCES, DECEMBER 31, 2001	7,568	7,545,590	17,678,367	555,513	(200,580)	25,586,458
Comprehensive income:						
Net Income	-	-	1,967,821	-	-	1,967,821
Unrealized gains on investment securities net of tax of $24,455	-	-	-	(61,822)	-	(61,822)
Total comprehensive income						1,905,999
Cash dividend $0.50 per share	-	-	(385,129)	-	-	(385,129)
Excess of fair market value over cost of leveraged ESOP shares released	-	10,445	-	-	-	10,445
Exercise of stock options	133	160,871	-	-	-	161,004
Repurchase of common stock	(123)	-	(443,444)			(443,567)
Net change in unearned ESOP shares	20	-	-	-	37,535	37,555
BALANCES, DECEMBER 31, 2002	$ 7,598	$ 7,716,906	$ 18,817,615	$ 493,691	$ (163,045)	$ 26,872,765

See notes to consolidated financial statements

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,967,821	$ 2,485,535	$ 2,336,196
Adjustments to reconcile net income to net cash provided by operating activities:			
Valuation allowance on foreclosed real estate	972,889	-	-
Provision for loan losses	160,000	360,000	360,000
Depreciation and amortization	445,558	396,400	348,110
Net amortization of premium/discount on mortgage backed securities and investments	48,426	66,146	(86,909)
Deferred income tax benefit	(399,000)	(205,000)	(118,000)
Decrease (increase) in accrued interest receivable	6,948	304,257	(207,138)
Decrease in deferred loan fees	(90,291)	(18,131)	(31,732)
Increase in accrued expenses and other liabilities	562,539	638,249	911,013
Decrease (increase) in other assets	(319,625)	(1,006,157)	323,234
Loss (gain) on disposal of premises and equipment	76,315	(8,386)	-
Gain on sale of investment securities	-	-	(184,704)
Origination of loans held for sale	(23,376,262)	(9,752,097)	(1,966,774)
Proceeds from sale of loans held for sale	24,967,214	11,938,716	2,470,589
Gain on sales of loans held for sale	(499,304)	(187,304)	(85,716)
Net cash provided by operating activities	4,523,228	5,012,228	4,068,169
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net increase in interest-bearing deposits with banks	(7,501,693)	(1,702,844)	(2,912,035)
Purchase of investment securities available for sale	(30,740,615)	(2,246,225)	(6,023,907)
Proceeds from sale, redemption or principal payments of investment securities available for sale	24,692,742	23,423,736	6,927,513
Purchase of investment securities held to maturity	(2,375,053)	(1,345,703)	(893,649)
Proceeds from maturities or principal payments of investment securities held to maturity	1,822,600	770,717	1,128,333
Net redemption (purchase) of FHLB and Federal Reserve stock	298,800	-	(747,850)
Loans originated or acquired	(86,078,892)	(96,149,353)	(70,415,720)
Principal collected on loans	82,009,912	70,448,931	44,707,731
Purchase of premises and equipment	(1,106,504)	(1,334,396)	(327,155)
Proceeds from disposal of premises and equipment	281,084	8,963	-
Sale (acquisition) of foreclosed real estate	333,484	(1,623,943)	-
Net cash used in investing activities	(18,364,135)	(9,750,117)	(28,556,739)

TRI-COUNTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	$ 19,908,578	$ 15,310,535	$ 12,064,199
Net (decrease) increase in short-term borrowings	(1,061,019)	(11,737,586)	152,525
Dividends paid	(385,129)	(309,204)	(236,595)
Exercise of stock options	161,004	31,817	40,711
Net change in unearned ESOP shares	47,999	(48,033)	49,948
Repurchase of common stock	(443,568)	(673,920)	(479,391)
Proceeds from long-term borrowings	920,000	12,250,000	30,000,000
Payments of long-term borrowings	(1,400,000)	(5,000,000)	(20,000,000)
Net cash provided by financing activities	17,747,865	9,823,609	21,591,397
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,906,958	5,085,720	(2,897,173)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,449,974	1,364,254	4,261,427
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,356,932	$ 6,449,974	$ 1,364,254
Supplementary cash flow information:			
Cash paid during the year for:			
Interest	$ 6,225,058	$ 9,015,483	$ 8,737,746
Income taxes	2,110,500	1,431,000	925,000
Noncash transfer from loans to foreclosed real estate	-	1,276,070	-

See notes to consolidated financial statements.

TRI-COUNTY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Tri-County Financial Corporation and its wholly owned subsidiary, Community Bank of Tri-County (the "Bank") and the Bank's wholly owned subsidiaries, Tri-County Investment Corporation and Community Mortgage Corporation of Tri-County (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform with classifications made in 2002.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Nature of Operations

The Company, through its bank subsidiary, conducts full service commercial banking operations throughout the Southern Maryland area. Its primary financial deposit products are savings, transaction, and term certificate accounts. Its primary lending products are mortgage loans on residential, construction and commercial real estate and various types of consumer and commercial lending.

Significant Group Concentrations of Credit

Most of the Company's activities take place in the Southern Maryland area comprising St. Mary's, Charles, and Calvert counties. Note 2 discusses the types of securities the Company invests in. Note 3 discusses the type of lending that the Company engages in. The Company does not have any significant concentration to any one customer or industry.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. These instruments are presented as cash and due from banks.

Investment Securities

Investment securities that are held principally for resale in the near term are classified as trading assets and are recorded at fair value with changes in fair value recorded in earnings. The Company had no trading assets during the periods presented. Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported net of deferred taxes in other comprehensive income, a separate component of stockholders' equity.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

The Company invests in Federal Home Loan Bank and Federal Reserve Bank stock which are considered restricted as to marketability.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans Receivable

The Company grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout Southern Maryland. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Consumer loans are charged-off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected from loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as probable losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan loss consists of a specific component and a nonspecific component. The components of allowance for loan losses represent an estimation done pursuant to either SFAS No. 5 *"Accounting for Contingencies"*, or SFAS No. 114 *"Accounting by Creditors for Impairment of a Loan"*. The specific component of the allowance for loan losses reflects expected losses resulting from analysis developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal gradings of loans charged-off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The specific component of the allowance for loan losses also includes management's determination of the amounts necessary for concentrations and changes in portfolio mix and volume.

The nonspecific portion of the allowance is determined based on management's assessment of general economic conditions, as well as specific economic factors in the individual markets in which the Company operates. This determination inherently involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in the Company's historical loss factors used to determine the specific component of the allowance and it recognizes knowledge of the portfolio may be incomplete.

A loan is evaluated for impairment when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are reviewed on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Mortgage Servicing Assets

Mortgage servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of mortgages or mortgage servicing rights. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, when available, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed by the straight-line method over the estimated useful lives of the assets which are as follows:

Buildings and improvements	15-50 years
Furniture and equipment	3-15 years
Automobiles	5 years

Foreclosed Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in noninterest expense.

Income Taxes

The Company files a consolidated federal income tax return with its subsidiaries. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per common share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if potential dilutive common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Stock-Based Compensation

Stock based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share effects are provided as if the fair value method had been applied.

New Accounting Standards

Accounting for Stock-Based Compensation: In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under Accounting Principles Board Opinion ("APB") 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company has not elected to change its method of accounting for stock based compensation so the provisions of SFAS 148 had no effect on the results of operations.

Accounting for Long-lived Assets: SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued in October 2001 and addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The statement's provisions supersede SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of, which addressed asset impairment, and certain provisions of APB Opinion 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS No. 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of SFAS No. 144 became effective for the Company on January 1, 2002, and did not have a material impact on results of operations, financial position, or liquidity.

2. INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities with gross unrealized losses and gains are:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Values
Asset-backed securities issued by:				
GSE's	$ 28,597,630	$ 601,972	$ -	$ 29,199,602
Other	7,826,724	104,014	919	7,929,819
Total debt securities available for sale	36,424,354	705,986	919	37,129,421
Corporate equity securities	509,010	244,971	20,000	733,981
Mutual Funds	3,962,711	-	-	3,962,711
Total securities available for sale	$ 40,896,075	$ 950,957	$ 20,919	$ 41,826,113
Securities held-to-maturity				
U.S. Government obligations	$ 300,000	$ -	$ 1,760	$ 298,240
Other investments	2,541,807	16,269	-	2,558,076
Total securities held-to-maturity	$ 2,841,807	$ 16,269	$ 1,760	$ 2,856,316

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Values
Asset-backed securities issued by:				
GSE's	$ 25,603,305	$ 564,133	$ 82,495	$ 26,084,943
Other	8,846,200	147,777	516	8,993,461
Total debt securities available for sale	34,449,505	711,910	83,011	35,078,404
Corporate equity securities	509,010	218,212	-	727,222
Mutual Funds	111,581	-	-	111,581
Total securities available for sale	$ 35,070,096	$ 930,122	$ 83,011	$ 35,917,207
Securities held-to-maturity				
U.S. Government obligations	$ 300,000	$ -	$ 500	$ 299,500
Other investments	1,989,354	-	-	1,989,354
Total securities held-to-maturity	$ 2,289,354	$ -	$ 500	$ 2,288,854

Mutual Funds investments detailed above consist of short duration mutual funds whose market value approximated amortized cost. Other investments consist of certain CD strip instruments whose market value is estimated based on market returns on similar risk and maturity instruments because no active market exists for these instruments. At December 31, 2002 and 2001, U.S. Government obligations with a carrying value of $300,000 were pledged to secure public unit deposits and for other purposes required or permitted by law. In addition, at December 31, 2002 and 2001, certain other securities with a carrying value of $5,047,000 and $3,413,300, respectively were pledged to secure certain deposits. At December

31, 2002, securities with a carrying value of $38,200,000 were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta.

The scheduled maturities of securities at December 31, 2002 are as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 3,962,711	$ 3,962,711	$ 300,000	$ 298,240
Over one year through five years	-	-	2,541,807	2,558,076
Over five years through ten years	-	-	-	-
	3,962,711	3,962,711	$ 2,841,807	$ 2,856,316
Mortgage-backed securities	36,424,354	37,129,421	-	-
	$ 40,387,065	$ 41,092,132	$ 2,841,807	$ 2,856,316

Proceeds from the sales of investment securities available for sale during 2002, 2001, and 2000 were $0, $0, and $186,900, respectively. Gross gains in the years ending December 31, 2002, 2001, and 2000 were $0, $0, and $184,704 respectively. Gross losses for the years ending December 31, 2002, 2001, and 2000 were $-0-, $0, and $0, respectively. Asset-backed securities are comprised of mortgage-backed securities as well as mortgage derivative securities such as collateralized mortgage obligations and real estate mortgage investment conduits. In certain cases, the Bank will purchase securities of a single private issuer, defined as an issuer which is not a government or government sponsored entity, in total amounts in excess of 10% of stockholders' equity. The Bank only does so when satisfied that such concentrations pose no threat to the Bank's safety or soundness. The Bank had no holdings of private issuers in excess of 10% of capital at December 31, 2002.

3. LOANS RECEIVABLE

Loans receivable at December 31, 2002 and 2001 consist of the following:

	2002	2001
Commercial real estate	$ 74,291,593	$ 65,616,917
Residential first mortgages	48,975,989	61,429,647
Residential construction	14,578,702	18,136,008
Second mortgage loans	19,007,265	18,580,099
Commercial lines of credit	29,947,326	18,539,209
Consumer loans	13,630,086	14,187,608
	200,430,961	196,489,488
Less:		
Deferred loan fees	667,605	757,896
Allowance for loan loss	2,314,074	2,281,581
	2,981,679	3,039,477
	$ 197,449,282	$ 193,450,011

The following table sets forth the activity in the allowance for loan losses:

	2002	2001	2000
Balance January 1,	$ 2,281,581	$ 1,929,531	$ 1,653,290
Add:			
Provision charged to operations	160,000	360,000	360,000
Recoveries	2,795	31,417	12,034
Less:			
Charge-offs	130,302	39,367	95,793
Balance, December 31	$ 2,314,074	$ 2,281,581	$ 1,929,531

No loans included within the scope of SFAS No. 114 were identified as being impaired at December 31, 2002 or 2001 and for the years then ended.

Loans on which the recognition of interest has been discontinued, which were not included

within the scope of SFAS No. 114, amounted to approximately $597,000, $207,000, and $7,000 at December 31, 2002, 2001, and 2000, respectively. If interest income had been recognized on nonaccrual loans at their stated rates during 2002, 2001, and 2000, interest income would have been increased by approximately $33,033, $10,480, and $913, respectively. Interest income of $33,320, $12,914 and $8,912 was recognized for these loans in 2002, 2001 and 2000.

Included in loans receivable at December 31, 2002 and 2001, is $1,022,846 and $1,223,840 due from officers and directors of the Bank. These loans are made in the ordinary course of business at substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectibility. Activity in loans outstanding to officers and directors is summarized as follows:

	2002	2001
Balance, beginning of year	$ 1,223,840	$ 536,005
New loans made during year	60,001	1,150,460
Repayments made during year	(260,995)	(462,625)
Balance, end of year	$ 1,022,846	$ 1,223,840

4. LOAN SERVICING

Loans serviced for others and not reflected in the balance sheets are $73,205,838 and $68,287,344 at December 31, 2002 and 2001, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Mortgage servicing rights capitalized during 2002, 2001, and 2000 totaled $298,096, $182,119, and $45,365, respectively.

Amortization of mortgage servicing rights totaled $48,000, $144,000, and $144,000, respectively. Net servicing rights assets totaled $780,408, $525,075, and $486,956 at December 31, 2002, 2001, and 2000, respectively.

5. FORECLOSED ASSETS

Foreclosed assets are presented net of an allowance for losses. An analysis of the allowance for losses on foreclosed assets is as follows:

	Years ended December 31,		
	2002	2001	2000
Balance at beginning of year	$ -	$ -	$ -
Provision for losses	972,899	-	-
Charge-offs			
Recoveries	-	-	-
Balance at end of year	$ 972,899	$ -	$ -

Expenses applicable to foreclosed assets include the following:

	Years ended December 31,		
	2002	2001	2000
Net gain on sale of foreclosed real estate	(64,755)	-	-
Provision for losses	972,889	-	-
Operating expenses	12,176	6,253	5,728
	$ 920,310	$ 6,253	$ 5,728

6. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2002 and 2001 is as follows:

	2002	2001
Land	$ 1,399,311	$ 1,731,941
Building and improvements	4,322,963	3,642,101
Furniture and equipment	2,367,380	2,824,015
Automobiles	111,881	103,144
Total cost	8,201,535	8,301,201
Less accumulated depreciation	2,465,141	2,868,353
Premises and equipment, net	$ 5,736,394	$ 5,432,848

Certain bank facilities are leased under various operating leases. Rent expense was $211,200, $242,387, and $168,921 in 2002, 2001 and 2000, respectively. Future minimum rental commitments under noncancellable operating leases are as follows:

2003	$181,812
2004	181,362
2005	180,912
2006	180,462
2007	179,562
Thereafter	322,224
Total	$1,226,334

7. DEPOSITS

Deposits outstanding at December 31 consist of:

	2002	2001
Noninterest-bearing demand	$ 33,045,310	$ 17,738,165
Interest-bearing:		
Demand	22,440,453	20,842,088
Money market deposits	39,781,718	53,807,885
Savings	30,675,167	20,367,634
Certificates of deposit	77,082,464	70,360,762
Total interest-bearing	169,979,802	165,378,369
Total deposits	$ 203,025,112	$ 183,116,534

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 were $18,790,000 and $17,018,000, respectively.

At December 31, 2002, the scheduled maturities of time deposits are as follows (in 000's):

2003	$49,031
2004	12,688
2005	4,867
2006	10,496
	$77,082

8. SHORT TERM BORROWINGS AND LONG-TERM DEBT

The Bank's long-term debt consists of advances from the Federal Home Loan Bank of Atlanta. The Bank classifies debt based upon original maturity, and does not reclassify debt to short term status during its life. These include fixed rate, adjustable rate, and convertible advances. Rates and maturities on these advances are as follows:

	Fixed Rate	Adjustable Rate	Fixed Rate Convertible
2002			
Highest Rate	5.43%	2.49%	6.25%
Lowest Rate	1.00%	2.49%	4.62%
Weighted Average Rate	4.69%	2.49%	5.42%
Matures through	2022	2005	2011
2002			
Highest Rate	5.43%	5.79%	6.25%
Lowest Rate	1.13%	5.31%	4.62%
Weighted Average Rate	4.69%	5.69%	5.42%
Matures through	2022	2002	2011

The Bank's fixed rate debt generally consists of advances with monthly interest payments and principal due at maturity. The Bank's adjustable rate long-term debt adjusts quarterly based upon a margin over the three month London Interbank Offered Rate ("LIBOR"). The margin is set at 80 basis points. The debt has a minimum interest of .80% and a maximum rate of 5.30%. The Bank's fixed rate, convertible, long-term debt is callable by the issuer, after an initial period ranging from six months to five years. These advances become callable on dates ranging from 2002 to 2005. Depending on the specific instrument, the instrument is callable either continuously after the initial period (Bermuda option) or only at the date ending the initial period (European). The contractual maturities of long-term debt are as follows:

	December 31, 2002				2001
	Fixed Rate	Adjustable Rate	Fixed Rate Covertible	Total	Total
Due in 2002	$ -	$ -	$ -	$ -	$ 6,400,000
Due in 2003	88,000	-	-	88,000	10,088,000
Due in 2004	88,000	-	-	88,000	88,000
Due in 2005	74,000	5,000,000	10,000,000	15,074,000	74,000
Due in 2006	7,000,000	-	-	7,000,000	7,000,000
Due in 2007	-	-	-	-	-
Thereafter	920,000	-	25,000,000	25,920,000	25,000,000
	$ 8,170,000	$ 5,000,000	$ 35,000,000	$ 48,170,000	$ 48,650,000

From time to time, the Bank also has daily advances outstanding, which are classified as short-term debt. These advances are repayable at the Bank's option at any time and reprice daily. These advances totaled $0 and $1,000,000 at December 31, 2002 and 2001, respectively. The rate on the short term debt at December 31, 2001 was 1.83%.

Under the terms of an Agreement for Advances and Security Agreement with Blanket Floating Lien (the "Agreement"), the Company maintains eligible collateral consisting of 1 - 4 unit residential first mortgage loans, discounted at 75% of the unpaid principal balance, equal to 100% at December 31, 2001, of its total outstanding long and short term Federal Home Loan Bank advances. During 2001, the Bank entered into an addendum to the Agreement that expanded the types of eligible collateral under the Agreement to include certain commercial real estate and second mortgage loans. These loans are subject to eligibility rules, and collateral values are discounted at 50% of the unpaid loan principal balance. In addition, only 50% of total collateral for Federal Home Loan Bank advances may consist of commercial real estate loans. In addition the Bank has pledged its Federal Home Loan Bank stock of $2,662,500 and securities with a carrying value of $38,500,000 as additional collateral for its advances. Based upon our understanding of current borrowing rules at the Federal Home Loan Bank of Atlanta, the Bank is limited to total advances of up to 40% of assets or $113 million. The Bank had sufficient collateral to borrow this amount.

Other short-term debt consists of notes payable to the U.S. Treasury, which are Federal treasury

tax and loan deposits accepted by the Bank and remitted on demand to the Federal Reserve Bank. At December 31, 2002 and 2001, such borrowings were $752,298 and $813,317, respectively. The Bank pays interest on these balances at a slight discount to the federal funds rate. The notes are secured by investment securities with an amortized cost of approximately $786,700 and $786,700 at December 31, 2002 and 2001, respectively.

9. INCOME TAXES

Income tax was as follows:

	2002	2001	2000
Current			
Federal	$ 1,312,000	$ 1,409,350	$ 1,307,000
State	154,000	114,000	18,000
	1,466,000	1,523,350	1,325,000
Deferred			
Federal	(327,000)	(168,000)	(97,000)
State	(72,000)	(37,000)	(21,000)
	(399,000)	(205,000)	(118,000)
Total Income Tax Expense	$ 1,067,000	$ 1,318,350	$ 1,207,000

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% to income before income taxes as a result of the following:

	2002		2001		2000	
	Amount	Percent of Pre Tax Income	Amount	Percent of Pre Tax Income	Amount	Percent of Pre Tax Income
Expected income tax expense at federal tax rate	$1,031,839	34.0%	$ 1,293,321	34.0%	$ 1,205,000	34.0%
State taxes net of federal benefit	61,666	2.0%	77,000	2.0%	-	0.0%
Nondeductible expenses	20,908	0.7%	5,233	0.1%	14,000	0.4%
Other	(47,413)	-1.6%	(57,204)	-1.4%	(12,000)	-0.3%
	$1,067,000	35.1%	$ 1,318,350	34.7%	$ 1,207,000	34.1%

The net deferred tax assets in the accompanying balance sheets include the following components:

	2002	2001
Deferred tax assets:		
Deferred fees	$ 22,147	$ 44,566
Allowance for loan losses	795,953	768,525
Deferred compensation	118,709	102,568
Valuation allowance on foreclosed real estate	375,730	-
	1,312,539	915,659
Deferred tax liabilities:		
FHLB stock dividends	152,896	153,866
Depreciation	97,505	98,328
Unrealized gain on investment securities available for sale	267,144	291,599
	517,545	543,793
	$ 794,994	$ 371,866

Retained earnings at December 31, 2002, include approximately $1.2 million of bad debt deductions allowed for federal income tax purposes (the "base year tax reserve") for which no deferred income tax has been recognized. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, it would create income for tax purposes only and income taxes would be imposed at the then prevailing rates. The unrecorded income tax liability on the above amount was approximately $458,000 at December 31, 2002.

Prior to January 1, 1996, the Bank computed its tax bad debt deduction based upon the percentage of taxable income method as defined by the Internal Revenue Code. The bad debt deduction allowable under this method equaled 8% of taxable income determined without regard to the bad debt deduction and with certain adjustments. The tax bad debt deduction differed from the bad debt expense used for financial accounting purposes.

In August 1996, the Small Business Job Protection Act (the "Act") repealed the percentage of taxable income method of accounting for bad debts effective for years beginning after December 31, 1995. The Act required the Bank to change its method of computing reserves for bad debts to the experience method. This method is available to banks with assets less than $500 million and allows the Bank to maintain a tax reserve for bad debts and to take bad debt deductions for reasonable additions to the reserve. As a result of this change, the Bank has to recapture into income a portion of its existing tax bad debt reserve. This recapture occurs ratably over a six-taxable year period, beginning with the 1998 tax year. For financial reporting purposes, this recapture does not result in additional tax expense as the Bank adequately provided deferred taxes in prior years. Furthermore, this change does not require the Bank to recapture its base year tax reserve.

10. COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. These instruments may, but do not necessarily, involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet loans receivable.

As of December 31, 2002 and 2001, in addition to the undisbursed portion of loans receivable of approximately $3,996,000 and $6,031,000, respectively, the Bank had outstanding loan commitments approximating $3,783,900 and $1,926,500, respectively.

Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are issued primarily to support construction borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash or a secured interest in real estate as collateral to support those commitments for which collateral is deemed necessary. Standby letters of credit outstanding amounted to $9,322,655 and $5,698,000 at December 31, 2002 and 2001, respectively. In addition to the commitments noted above, customers had approximately $23,090,000 and $10,123,000 available under lines of credit at December 31, 2002 and 2001, respectively.

11. STOCK OPTION AND INCENTIVE PLAN

The Company has a stock option and incentive plan to attract and retain personnel and provide incentive to employees to promote the success of the business. In addition, the Company has a stock option plan for its directors. At December 31, 2001, 61,081 shares of stock have been authorized and are available for grants of options under the plans. The exercise price for options granted is set at the discretion of the Board, but is not less than the market value of the shares as of the date of grant. An option's maximum term is ten years and the options generally vest immediately upon issuance.

The Company applies APB Opinion 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock option plan been determined based upon fair values at the grant dates for awards under the plan consistent with the method prescribed by SFAS Nos. 123 and 148, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2002	2001	2000
Net income, as reported	$ 1,967,821	$ 2,485,535	$ 2,336,119
Less pro forma stock-based compensation expense determined under the fair value method, net of related tax effects	(217,187)	(226,251)	(66,040)
Pro forma net income	$ 1,750,634	$ 2,259,284	$ 2,270,079
Earnings per share as reported			
Basic	$ 2.58	$ 3.24	$ 2.98
Diluted	2.45	3.11	2.85
Pro forma earnings per share			
Basic	2.30	2.95	2.89
Diluted	2.18	2.83	2.76

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for the grants:

	2001	2001	2000
Dividend Yield	1.41%	1.30%	0.75%
Expected volatility	35.00%	15.00%	15.00%
Risk - free interest rate	4.82%	4.91%	5.85%
Expected lives (in years)	10	10	10
Weighted average fair value	$ 17.24	$ 11.06	$ 12.28

The following tables summarize activity in the plan:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	99,679	$18.99	91,036	$16.89	91,184	$12.61
Granted	12,595	31.67	20,448	26.57	9,179	26.66
Exercised	(14,078)	12.92	(7,105)	10.28	(7,790)	14.61
Forfeitures	(595)	26.26	(4,700)	24.41	(1,537)	25.25
Outstanding at end of year	97,601	$21.46	99,679	$18.99	91,036	$16.89

Options outstanding are all currently exercisable and are summarized as follows:

Number Outstanding 12/31/2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
31,645	3 years	$10.28
20,647	6 years	24.24
7,665	7 years	26.60
17,732	8 years	26.64
14,950	9 years	26.71
4,962	10 years	39.00
97,601		$21.46

12. EMPLOYEE BENEFIT PLANS

The Bank has an Employee Stock Ownership Plan (ESOP) which covers substantially all of the Bank's employees. The ESOP acquires stock of the Bank's parent corporation, Tri-County Financial Corporation. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6. Accordingly, unencumbered shares held by the ESOP are treated as outstanding in computing earnings per share. Shares issued to the ESOP but pledged as collateral for loans obtained to provide funds to acquire the shares are not treated as outstanding in computing earnings per share. Dividends on ESOP shares are recorded as a reduction of retained earnings. The ESOP may acquire in the open market up to 195,700 shares. At December 31, 2002, the Plan owns 55,195 shares.

The Company also has a 401(k) plan. The Bank matches a portion of the employee contributions. This ratio is determined annually by the Board of Directors. Currently one-half of an employee's first 6% deferral is matched. As of January 1, 2003, the Company will match one-half of the employee's 8% deferral. All employees who have completed one year of service and have reached the age of 21 are covered under this defined contribution plan. Contributions are determined at the discretion of management and the Board of Directors. For the years ended December 31, 2002, 2001, and 2000, the Company charged $108,000, $93,000, and $90,000, against earnings to fund the Plans.

In addition, the Bank has a separate nonqualified retirement plan for non-employee directors. Directors are eligible for a maximum benefit of $3,500 a year for ten years following retirement from the Board of Community Bank of Tri County. The maximum benefit is earned at 15 years of service as a non-employee director. Full vesting occurs after 2 years of service. Expense recorded for this plan was $11,034, $7,071, and $19,042 for the years ending December 31, 2002, 2001, and 2000 respectively.

13. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Reserve categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category.

The Company's and the Bank's actual capital amounts and ratios for 2002 and 2001 are presented in the tables below:

	Actual		Required for capital adequacy purposes		To be considered well capitalized under prompt corrective action	
At December 31, 2002						
Total capital (to risk weighted assets)						
The Company	$ 28,769	13.77%	$ 16,715	8.00%		
The Bank	$ 26,966	12.96%	$ 16,647	8.00%	$ 20,809	10.00%
Tier 1capital (to risk weighted assets)						
The Company	$ 26,379	12.63%	$ 8,357	4.00%		
The Bank	$ 24,576	11.81%	$ 5,324	4.00%	$ 12,485	6.00%
Tier 1capital (to average assets)						
The Company	$ 26,379	9.53%	$ 11,069	4.00%		
The Bank	$ 24,576	8.96%	$ 10,966	4.00%	$ 13,708	5.00%
At December 31, 2001						
Total capital (to risk weighted assets)						
The Company	$ 27,314	14.08%	$ 15,511	8.00%		
The Bank	$ 25,799	13.26%	$ 15,570	8.00%	$ 19,462	10.00%
Tier 1capital (to risk weighted assets)						
The Company	$ 24,841	12.81%	$ 7,756	4.00%		
The Bank	$ 23,517	12.08%	$ 7,785	4.00%	$ 11,677	6.00%
Tier 1capital (to average assets)						
The Company	$ 24,841	9.64%	$ 10,311	4.00%		
The Bank	$ 23,517	9.46%	$ 9,944	4.00%	$ 12,430	5.00%

14. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are as follows:

	2002	2001	2000
Basic earnings per share			
Net income	$ 1,967,821	$ 2,485,535	$ 2,336,196
Average common shares outstanding	761,417	766,927	784,605
Net income per common share - basic	$ 2.58	$ 3.24	$ 2.98
Diluted earnings per share			
Net income	$ 1,967,821	$ 2,485,535	$ 2,336,196
Average common shares outstanding	761,417	766,927	784,605
Stock option adjustment	42,705	31,860	36,534
Average common shares outstanding - diluted	804,122	798,787	821,139
Net income per common share - diluted	$ 2.45	$ 3.11	$ 2.85

For the year ended December 31, 2002 options for 4,962 shares of common stock were excluded from computing diluted earnings per share because their effects were antidilutive. No antidilutive options were outstanding at December 31, 2001 or 2000.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the

estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of the Company.

	December 31, 2002		December 31, 2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 10,356,932	$ 10,356,932	$ 6,449,974	$ 6,449,974
Interest bearing deposits with banks	15,179,851	15,179,851	7,678,158	7,678,158
Investment securities and stock in FHLB and FRB	47,404,670	47,419,179	41,242,111	41,242,111
Loans receivable, net	197,449,282	200,839,805	193,450,011	199,325,377
Loans held for sale	1,262,667	1,287,920	2,354,315	2,354,315
Liabilities:				
Savings, NOW, and money market accounts	125,942,648	125,942,648	112,755,772	112,755,862
Time certificates	77,082,464	78,811,495	70,360,762	71,827,020
Long-term debt and other borrowed funds	48,922,298	53,801,600	50,463,317	52,340,500

At December 31, 2002 and 2001, the Company had outstanding loan commitments and standby letters of credit of $13.1 million and $7.6 million, respectively. Based on the short-term lives of these instruments, the Company does not believe that the fair value of these instruments differs significantly from their carrying values.

Valuation Methodology

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Mortgage-Backed Securities - Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable and Loans Held for Sale - For conforming residential first-mortgage loans, the market price for loans with similar coupons and maturities was used. For nonconforming loans with maturities similar to conforming loans, the coupon was adjusted for credit risk. Loans which did not have quoted market prices were priced using the discounted cash flow method. The discount rate used was the rate currently offered on similar products. Loans priced using the discounted cash flow method included residential construction loans, commercial real estate loans, and consumer loans. The estimated fair value of loans held for sale is based on the terms of the related sale commitments.

Deposits - The fair value of checking accounts, saving accounts, and money market

accounts was the amount payable on demand at the reporting date.

Time Certificates - The fair value was determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Long-Term Debt and Other Borrowed Funds - These were valued using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar borrowings.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amount presented herein.

16. CONDENSED FINANCIAL STATEMENTS - PARENT COMPANY ONLY

Financial information pertaining only to Tri-County Financial Corporation is as follows:

Balance Sheets

ASSETS

	2002	2001
Cash -noninterest bearing	$ 301,927	$ 25,000
Cash -interest bearing	838,142	925,521
Other assets	884,984	691,208
Investment securities available for sale	32,436	111,582
Investment in wholly owned subsidiary	25,069,624	24,073,273
TOTAL ASSETS	$ 27,127,113	$ 25,826,584
Current liabilities	$ 254,348	$ 240,126
Stockholders' equity		
Common stock	7,598	7,568
Surplus	7,716,906	7,545,590
Retained earnings	18,817,615	17,678,367
Unearned ESOP shares	(163,045)	(200,580)
Accumulated other comprehensive income	493,691	555,513
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 27,127,113	$ 25,826,584

Condensed Statements of Income:

	Year Ended December 31,		
	2002	2001	2000
Dividends from subsidiary	$ 1,000,000	$ 2,250,000	$ 500,000
Interest income	18,644	26,929	27,510
Miscellaneous expenses	(154,995)	(167,787)	(90,391)
Income before income taxes and equity in undistributed net income of subsidiary	863,649	2,109,142	437,119
Federal and state income tax benefit	46,000	40,650	-
Equity in undistributed net income of subsidiai	1,058,172	335,743	1,899,077
NET INCOME	$ 1,967,821	$ 2,485,535	$ 2,336,196

Condensed Statements Cash Flows:

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,967,821	$ 2,485,535	$ 2,336,196
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(1,058,172)	(335,743)	(1,899,077)
Increase in current assets	(193,776)	(611,564)	(39,398)
Increase in current liabilities	14,222	3,600	-
Net cash provided by operating activities	730,095	1,541,828	397,721
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (increase) decrease in interest-bearing deposits	87,379	(645,521)	439,068
Purchase of investment securities available for sale	-	(76,903)	(6,677)
Maturity or redemption of investment securities available for sale	79,146	-	-
Net cash provided (used) by investing activities	166,525	(722,424)	432,391
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(385,129)	(309,204)	(236,595)
Exercise of stock options	161,004	31,817	53,676
Net change in ESOP loan	48,000	(48,034)	36,984
Redemption of common stock	(443,568)	(673,920)	(479,391)
Net cash used in financing activities	(619,693)	(999,341)	(625,326)
INCREASE (DECREASE) IN CASH	276,927	(179,937)	204,786
CASH AT BEGINNING OF YEAR	25,000	204,937	151
CASH AT END OF YEAR	$ 301,927	$ 25,000	$ 204,937

17. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

A summary of selected consolidated quarterly financial data for the two years ended December 31, 2002 is reported as follows:

	2002				2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest and dividend income	$ 4,105,575	$ 4,281,934	$ 4,207,146	$ 4,167,599	$ 4,326,809	$ 4,630,360	$ 4,649,286	$ 4,908,221
Interest expense	1,438,465	1,484,376	1,495,799	1,549,988	1,821,087	2,132,804	2,316,701	2,487,219
Net interest income	2,667,110	2,797,558	2,711,347	2,617,611	2,505,722	2,497,556	2,332,585	2,421,002
Provision for loan loss	30,000	30,000	30,000	70,000	90,000	90,000	90,000	90,000
Net interest income after provision	2,637,110	2,767,558	2,681,347	2,547,611	2,415,722	2,407,556	2,242,585	2,331,002
Noninterest income	664,740	386,913	398,059	397,349	355,728	344,406	353,858	347,528
Noninterest expense	2,025,764	2,033,746	3,457,062	1,929,294	1,840,743	1,862,904	1,609,104	1,681,749
Income before income taxes	1,276,086	1,120,725	(377,656)	1,015,666	930,707	889,058	987,339	996,781
Provision for income taxes	446,000	391,000	(134,600)	364,600	312,650	322,000	335,700	348,000
Net income	$ 830,086	$ 729,725	$ (243,056)	$ 651,066	$ 618,057	$ 567,058	$ 651,639	$ 648,781
Earnings per common share								
Basic	$ 1.09	$ 0.96	$ (0.32)	$ 0.86	$ 0.83	$ 0.74	$ 0.84	$ 0.83
Diluted	$ 1.03	$ 0.91	$ (0.32)	$ 0.82	$ 0.79	$ 0.71	$ 0.81	$ 0.80

TRI-COUNTY FINANCIAL CORPORATION

CORPORATE INFORMATION: Tri-County Financial Corporation
Community Bank of Tri-County

DIRECTORS OF BOTH

Michael L. Middleton
Chairman of the Board

C. Marie Brown	W. Edelen Gough, Jr.	Louis P. Jenkins, Jr.
Herbert N. Redmond, Jr.	A. Joseph Slater, Jr.	H. Beaman Smith

OFFICERS OF COMMUNITY BANK OF TRI-COUNTY

Michael L. Middleton
President and Chief Executive Officer

C. Marie Brown
Executive Vice President
Chief Operating Officer

Gregory C. Cockerham
Executive Vice President
Chief Lending Officer

William J. Pasenelli
Executive Vice President
Chief Financial Officer

David D. Vaira
Senior Vice President

John H. Buckmaster
Vice President

Paige Watkins
Vice President

H. Beaman Smith
Secretary/Treasurer

COUNSEL

Corporate:
Semmes, Bowen & Semmes
250 West Pratt Street
Baltimore, Maryland 21201
(410) 539-5040

Local Counsel:
Louis P. Jenkins, Esq.
P.O. Box 280
La Plata, Maryland 20646
(301) 934-9571

Special Counsel:
Gary R. Bronstein, Esq.
Stradley Ronon Stevens & Young, LLP
1220 19th Street, NW, Suite 700
Washington, DC 20036
(202) 822-9611

Auditors:
Stegman & Company
405 East Joppa Road, Suite 200
Baltimore, Maryland 21286
(410) 823-8000

FORM 10-K

A copy of Form 10-K, including financial statements as filed with the Securities and Exchange Commission will be furnished without charge to stockholders as of the record date upon written request to H. Beaman Smith, Secretary, Tri-County Financial Corporation, P.O. Box 38, Waldorf, Maryland 20604.

STOCK TRANSFER AGENT:
Bank of New York
101 Barclay Street
New York, NY 10286

STOCK TRANSACTIONS AND INQUIRIES:
Christy Lombardi, Executive Secretary
Community Bank of Tri-County
P.O. Box 38
Waldorf, Maryland 20604
1-888-745-BANK, ext.654
FAX (301) 843-3625
clombardi@communitybktricounty.com

ANNUAL MEETING:

May 7, 2003, 10:00 a.m.
Community Bank of Tri-County
2nd Floor Board Room
3035 Leonardtown Road
Waldorf, Maryland

TRI-COUNTY FINANCIAL CORPORATION



Community Bank of Tri-County

Main Office
3035 Leonardtown Road
P.O. Box 38
Waldorf, MD 20604

St. Patrick's Drive Branch
20 St. Patrick's Drive
Waldorf, MD 20603

Bryans Road Branch
8010 Matthews Road
P.O. Box 522
Bryans Road, MD 20616

Charlotte Hall Branch
30165 Three Notch Road
P.O. Box 472
Charlotte Hall, MD 20622

Dunkirk Branch
10321 Southern Maryland Boulevard
P. O. Box 373
Dunkirk, MD 20754

La Plata Branch
101 Drury Drive
P.O. Box 1810
La Plata, MD 20646

Leonardtown Branch
25395 Point Lookout Road
P.O. Box 241
Leonardtown, MD 20650

Lexington Park Branch
22730 Three Notch Road
P.O. Box 561
California, MD 20619